      As Filed with the Securities and Exchange Commission on May 13, 2002

                                 SCHEDULE 13E-3
                                 (RULE 13E-100)

           TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        RULE 13E-3 TRANSACTION STATEMENT
           UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934


             First Union Real Estate Equity and Mortgage Investments
--------------------------------------------------------------------------------
                              (Name of the Issuer)

             First Union Real Estate Equity and Mortgage Investments
                                Gotham Golf Corp.
                           Gotham Golf Partners, L.P.
                          Florida Golf Properties, Inc.
                              Gotham Partners, L.P.
                            Gotham Partners III, L.P.
                            Section H Partners, L.P.
                              Karenina Corporation
                                    DPB Corp.
                           Gotham Holdings II, L.L.C.
                      Gotham International Advisors, L.L.C.

--------------------------------------------------------------------------------
                       (Name of Persons Filing Statement)

            Shares of Beneficial Interest, Par Value $1.00 Per Share
                                       and
   Series A Cumulative Convertible Redeemable Preferred Shares of Beneficial
                      Interest, Par Value $25.00 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    337400105
                                       and
                                    337400303
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

F. Ronald O'Keefe, Esq.       Steven S. Snider, Esq.            Adam O. Emmerich, Esq.
Hahn Loeser & Parks LLP         Hale and Dorr, LLP          Wachtell, Lipton, Rosen & Katz
     3300 BP Tower          The Willard Office Building           51 West 52nd Street
   200 Public Square       1445 Pennsylvania Avenue, NW      New York, New York 10019-6150
 Cleveland, Ohio 44114        Washington, D.C. 20004             Phone: (212) 403-1000
 Phone: (216) 621-0150         Phone: (202) 942-8494              Fax: (212) 403-2000
  Fax: (216) 241-2824           Fax: (202) 942-8484

--------------------------------------------------------------------------------
      (Name, Address and Telephone Numbers of Persons Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)

     This statement is filed in connection with (check the appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [X] The filing of a registration statement under the Securities Act of 1933.

     c. [ ] A tender offer.

     d. [ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

------------------------------------------------------------ ---------------------------------------------------------
                  Transaction valuation*                                       Amount of filing fee
------------------------------------------------------------ ---------------------------------------------------------
Based on transaction value of $81,793,893.20,                                  $0.00
representing the aggregate cash and securities and other
property to be received by  the Issuer as consideration
for the transaction.
------------------------------------------------------------ ---------------------------------------------------------

     * Pursuant to Exchange Act Rule 0-11(a)(2), the required fee is reduced in an amount equal to the fee paid to the Securities and Exchange Commission with respect to the Form S-4 filed in conjunction with this transaction.

     [X] Check the box if any part of the fee is offset as provided by (S) 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                 $13,505.97
                         -------------------------------------------------------

Form or Registration No.:               FORM S-4
                           -----------------------------------------------------

Filing Party:                           GOTHAM GOLF CORP.
               -----------------------------------------------------------------

Date Filed:                             May 13, 2002
             -------------------------------------------------------------------

         This Rule 13e-3 Transaction Statement (this "Statement") is being filed in connection with the mergers (the "Merger") of (1) First Union Real Estate Equity and Mortgage Investments (the "Company") with and into Gotham Golf Corp. ("GGC") and (2) GGC Merger Sub, Inc. ("Sub") with and into First Union Management, Inc., a wholly owned subsidiary of that certain Ohio Trust, dated as of October 1, 1996 by Adolph Posnick, trustee (the "FUMI Share Trust"), in each case, pursuant to an Agreement and Plan of Merger and Contribution, dated February 13, 2002 (the "Merger Agreement").

         Concurrently with the filing of this Statement, the Company has filed its Preliminary Proxy Statement as part of the Registration Statement on Form S-4 (the "Form S-4") of GGC and Southwest Shopping Centers Co. II, LLC, an indirect, wholly-owned subsidiary of the Company ("SSCC"), relating to the (i) the solicitation of proxies for the special meeting of the holders of the Company's Shares of Beneficial Interest, par value $1.00 per share (the "Common Shares"), at which holders of the Common Shares will be asked to approve the Merger and (ii) registration of certain GGC and SSCC securities to be issued in connection with the Merger.

ITEM 1.  SUMMARY TERM SHEET

Item 1001 of Regulation M-A.

Not applicable. The Form S-4 meets the requirements of Securities Act Rule
421(d).

ITEM 2.  SUBJECT COMPANY INFORMATION

Item 1002 of Regulation M-A.

(a) The Company is the subject company for purposes of this Statement. The information contained in the section entitled "THE PARTIES - First Union Real Estate Equity and Mortgage Investments" in the Form S-4 is incorporated herein by this reference. The telephone number of the Company's principal executive office is (212) 949-1373.

(b) The information contained in the sections entitled "THE SPECIAL MEETING - The Record Date" and "INFORMATION REGARDING FIRST UNION SHARES" in the Form S-4 is incorporated herein by this reference.

(c), (d) The information contained in the sections entitled "INFORMATION REGARDING FIRST UNION SHARES" and "INFORMATION REGARDING FIRST UNION SHARES - Price and Dividend Information" in the Form S-4 is incorporated herein by this reference.

(e) The information contained in the section entitled "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS - Registration Rights Agreement with Gotham Partners" in the Form S-4 is incorporated herein by this reference.

(f) The information contained in the section entitled "INFORMATION REGARDING FIRST UNION SHARES - Share Repurchases" in the Form S-4 is incorporated herein by this reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

Item 1003 of Regulation M-A.

(a) - (b) The information contained in the sections entitled "THE PARTIES - First Union Real Estate Equity and Mortgage Investments," "THE PARTIES - Gotham Golf Corp.," "THE

PARTIES - Gotham Golf Partners, L.P.," and "THE PROPOSED TRANSACTION - Interests of First Union Trustees, Officers and Related Parties in the Proposed Transaction" in the Form S-4 is incorporated herein by this reference.

Each of Gotham Partners III, L.P., Gotham Holdings II, L.L.C. and Gotham International Advisors, L.L.C. (together with Gotham Partners, L.P., the, "Gotham FUR Investors") is an affiliate of Gotham Partners, L.P. and each is a private investment partnership with investments in the Company. Section H Partners, L.P. is the general partner of Gotham Partners, L.P. and Gotham Partners, III, L.P. and Karenina Corporation and DPB Corp. are the general partners of Section H Partners, L.P. The principal office of the Gotham FUR Investors, Section H Partners, L.P., Karenina Corporation and DPB Corp. is located at 110 East 42nd Street, 19th Floor, New York, New York, 10017.

The telephone number of the Company's principal offices is (212) 949-1373.

The principal office of Florida Golf Properties, Inc. is c/o Gotham Golf Partners, L.P., 575 East Chocolate Avenue, Hershey, Pennsylvania, 17033. The telephone number of GGC's, Sub's, Gotham Golf Partners, L.P.'s and Florida Golf Properties, Inc.'s principal offices is (717) 312-1355. The telephone number of the Gotham FUR Investors, Section H Partners, L.P., Karenina Corporation and DPB Corp. offices is (212) 286-0300.

(c) (1) - (2) William A. Ackman, who serves as the Company's Chairman, is also the President, sole director and sole shareholder of Karenina Corporation. David
P. Berkowitz, is the President, sole director and sole shareholder of DPB Corp.

GGC is a Delaware corporation wholly owned by Gotham Golf Partners, L.P., and thus may be deemed to be an affiliate of the Company by virtue of the fact that Gotham Golf Partners, L.P. is under the common control of Gotham Partners, L.P. or its controlled affiliates. The information contained in the sections entitled "GOTHAM GOLF CORP.-Directors and Executive Officers" in the Form S-4 is incorporated herein by this reference.

Set forth below are the (i) name, (ii) address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of the directors and executive officers of
GGC:

------------------------------------- ------------------------------------------- -----------------------------------
Name; Position with GGC               Business Address; Business Phone Number     Principal Occupation or
                                                                                  Employment
------------------------------------- ------------------------------------------- -----------------------------------
William A. Ackman                     Gotham Partners, L.P.                       January 1993 - current,
                                      10 East 42nd Street, 18th Floor             co-investment manager of the
                                      New York, NY 10017                          following investment funds:
                                                                                  Gotham Partners, L.P., Gotham
                                                                                  Partners III, L.P. and Gotham
                                                                                  Partners International, Limited.

                                      Gotham Golf Partners, L.P.                  May 1997 - current, member of the
                                      575 East Chocolate Avenue                   Executive Committee of Gotham
                                      Hershey, PA 17033                           Golf Partners, L.P., which is
                                      (717) 312-1355                              engaged in the acquisition,
                                                                                  ownership and management of golf
                                                                                  courses.

                                      First Union Real Estate Equity and          June 1998 - current, Chairman of
                                      Mortgage Investments                        the Board of Trustees of the
                                      125 Park Avenue                             Company, which is engaged in the
                                      New York, NY 10017                          ownership and management of
                                                                                  real-estate investments.
------------------------------------- ------------------------------------------- -----------------------------------
R. Daniel Mays                        Gotham Golf Partners, L.P.                  July 1996 - current, Chief
Chief Executive Officer               575 East Chocolate Avenue                   Executive Officer of Gotham and
                                      Hershey, PA 17033                           member of the Executive Committee
                                      (717) 312-1355                              of Golf Partners, L.P., which is
                                                                                  engaged in the acquisition,
                                                                                  ownership and management of golf
                                                                                  courses.
------------------------------------- ------------------------------------------- -----------------------------------
John Caporaletti                      Gotham Golf Partners, L.P.                  January 2000 - current, President
President and Chief Operating         575 East Chocolate Avenue                   and Chief Operating Office of
Officer                               Hershey, PA 17033                           Gotham Golf Partners, L.P., which
                                      (717) 312-1355                              is engaged in the acquisition,
                                                                                  ownership and management of golf
                                                                                  courses.

                                                                                  August 1997 - January 2000, Vice
                                                                                  President, of Gotham Golf Partners,
                                                                                  L.P.
------------------------------------- ------------------------------------------- -----------------------------------

------------------------------------- ------------------------------------------- -----------------------------------
Peter H. Frost                        Gotham Golf Partners, L.P.                  January 2002 - current, Chief
Chief Financial Officer               575 East Chocolate Avenue                   Financial Officer of Gotham Golf
                                      Hershey, PA 17033                           Partners, L.P., which is engaged
                                      (717) 312-1355                              in the acquisition, ownership and
                                                                                  management of golf courses.

                                      The Boyd's Collection, Ltd.                 September 2000 - January 2002,
                                      350 South Street                            Chief Financial Officer of The
                                      McSherrystown, PA  17344                    Boyd's Collection, Ltd., a
                                                                                  giftware designer and
                                                                                  wholesaler.

                                      The Boyd's Collection, Ltd.                 April 1999 -  August 2000, Vice
                                      350 South Street                            President, Finance of The Boyd's
                                      McSherrystown, PA  17344                    Collection, Ltd., a giftware
                                                                                  designer and wholesaler.

                                      Enesco Corporation                          1992 -  March 1999, Corporate
                                      225 Windsor Drive                           Controller at Enesco Corporation,
                                      Ithaca, IL  60143-1225                      a giftware designer and
                                                                                  wholesaler.
------------------------------------- ------------------------------------------- -----------------------------------
William F. Leahy                      Gotham Golf Partners, L.P.                  October 2000 - current, President
Vice President, General Counsel       16850 Sudley Road                           and General Counsel of Gotham
                                      Centreville, VA 20120                       Golf Partners, L.P., which is
                                                                                  engaged in the acquisition,
                                                                                  ownership and management of golf
                                                                                  courses.

                                      Hale and Dorr LLP                           1985 - October 2000, Senior
                                      The Willard Office Building                 Partner of Hale and Dorr LLP, a
                                      1455 Pennsylvania Avenue, N.W.              law firm.
                                      Washington, DC 20004
------------------------------------- ------------------------------------------- -----------------------------------

------------------------------------- ------------------------------------------- -----------------------------------
Michael S. Armel                      Gotham Golf Partners, L.P.                  June 1998 - current, Vice
Vice President                        575 East Chocolate Avenue                   President of Gotham Golf
                                      Hershey, PA 17033                           Partners, L.P., which is engaged
                                      (717) 312-1355                              in the acquisition, ownership and
                                                                                  management of golf courses.

                                      Fore Golf Services                          October 1996 - June 1998,
                                      10688-C Crestwood Drive                     Executive Vice President of Fore
                                      Manassas, VA 20109                          Golf Services, a golf course
                                                                                  ownership and management company.

------------------------------------- ------------------------------------------- -----------------------------------
Andrew C. Bonus                       Gotham Golf Partners, L.P.                  March 1998 - current, Vice
Vice President                        575 East Chocolate Avenue                   President of Gotham Golf
                                      Hershey, PA 17033                           Partners, L.P., which is engaged
                                      (717) 312-1355                              in the acquisition, ownership and
                                                                                  management of golf courses.

                                      KSL Fairways                                December 1993 - February 1998,
                                      9540 Center Street                          Regional Manager of KSL Fairways,
                                      Suite 200                                   a golf course ownership and
                                      Manassas, VA 20110                          management company.
------------------------------------- ------------------------------------------- -----------------------------------
Timothy L. Barefield                  GiftCertificates.com                        December 2001 -  current, Chief
                                      2815 Eastlake Avenue East                   Operating Officer of
                                      Suite 201                                   Giftcertificates.com, an online
                                      Seattle, WA 98102                           incentives and gift certificates
                                      (206) 568-2500                              company; September 2001 -
                                                                                  December 2001, Executive Vice
                                                                                  President of Operations of
                                                                                  Giftcertificates.com; July 1999 -
                                                                                  September 2001, Vice President of
                                                                                  Human Resources of
                                                                                  Giftcertificates.com.

                                      Swissotel Management                        June 1999 - February 2000,
                                      c/o Raffles International Holdings          Vice-President of Human Resources
                                      2 Stamford Road                             of Swissotel Management Corporation,
                                      Raffles City Convention Centre              a hotel management company.
                                      Singapore 178882
------------------------------------- ------------------------------------------- -----------------------------------

------------------------------------- ------------------------------------------- -----------------------------------
                                      Accor North America, Inc.                   August 1997 -  June 1999,
                                      245 Park Avenue, 26th Floor                 Vice-President of Human Resources
                                      New York, NY 10167                          of Accor North America, Inc., a
                                                                                  hotel management company.

                                      Delray Farms, Inc.                          August 1995 - August 1997,
                                      826 West Jackson, Suite 600                 Director of Human Resources of
                                      Chicago, IL 60067                           Delray Farms, Inc., a retail food
                                                                                  company.
------------------------------------- ------------------------------------------- -----------------------------------
Dominic L. Chila                      DLC Management Group Inc.                   1978 - current, President of DLC
Director Designee                     510 Walnut Street                           Management Group, Inc., which is
                                      Suite 420                                   engaged in the management of
                                      Philadelphia, PA 19106                      parking lots and garages.
                                      (215) 829-8200

                                      c/o DLC Management Group Inc.               1974 - current, Senior Partner of
                                      510 Walnut Street                           Chila & Co., a certified public
                                      Suite 420                                   accounting firm.
                                      Philadelphia, PA 19106
                                      (215) 829-8200
------------------------------------- ------------------------------------------- -----------------------------------
Talton R. Embry                       Magten Asset Management Corp.               1998 - current, Chairman of
                                      35 East 21st Street                         Magten Investment Management
                                      New York, NY 10010                          Corp., a private investment
                                      (212) 529-6600                              management company; 1978 - 1998,
                                                                                  chief investment officer of
                                                                                  Magten Investment Management Corp.
------------------------------------- ------------------------------------------- -----------------------------------
Harvey S. Klein                       JA-VA Inc.                                  1975 - current, President and
                                      300B Laird Street                           Chief Executive Officer of JA-VA
                                      Wilkes-Barre, PA 18702                      Inc., a real estate leasing and
                                      (570) 823-1466                              development company.
------------------------------------- ------------------------------------------- -----------------------------------

------------------------------------- ------------------------------------------- -----------------------------------
Anthony E. Meyer                      Meyer and Co. LLC                           2000 - current, Chairman of Meyer
                                      551 Fifth Avenue                            and Co., a diversified merchant
                                      Suite 3100                                  banking firm.
                                      New York, NY 10176
                                      (212) 389-6521

                                      Lazard Freres & Co.                         From 1994 to 1999, Managing
                                      30 Rockefeller Plaza                        Director in the real estate
                                      New York, NY 10020                          division of Lazard Freres, an
                                                                                  investment banking firm.
------------------------------------- ------------------------------------------- -----------------------------------
Allen J. Model                        Overseas Strategic Consulting, Ltd.         1993 - current, Managing Partner
                                      1500 Walnut Street                          of Overseas Strategic Consulting,
                                      Suite 1300                                  Ltd., an international consulting
                                      Philadelphia, PA 19102                      firm.
---------------------------------------------------------------------------------------------------------------------
*An indicated position with GGC is the position the individual will assume upon completion of the proposed transaction.
---------------------------------------------------------------------------------------------------------------------

Florida Golf Properties, Inc. is a Florida corporation that is the general partner of Gotham Golf Partners, L.P. and, consequently, information relating to it is required to be reported on this Schedule 13E-3. Florida Golf Properties, Inc. is owned and controlled by R. Daniel Mays and Stephen J. Garchik. The principal address of Florida Golf Properties, Inc. is 575 East Chocolate Avenue, Hershey, Pennsylvania, 17033. Set forth below are the (i) name, (ii) address,
(iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of the directors and executive officers of Florida Golf Properties, Inc.:

--------------------------------------- ----------------------------------------- -----------------------------------
Name; Position with Florida Golf        Business Address; Business Phone Number   Principal Occupation or Employment
Properties, Inc.
--------------------------------------- ----------------------------------------- -----------------------------------
R. Daniel Mays                          Florida Golf Properties, Inc.             July 1996 - current, Chief
Chief Executive Officer and Director    c/o Gotham Golf Partners, L.P.            Executive Officer and member of
                                        575 East Chocolate Avenue,                the Executive Committee of Gotham
                                        Hershey, Pennsylvania, 17033              Golf Partners, L.P., which is
                                        (717) 312-1355                            engaged in the acquisition,
                                                                                  ownership and management of golf
                                                                                  courses.
--------------------------------------- ----------------------------------------- -----------------------------------

--------------------------------------- ----------------------------------------- -----------------------------------
Stephen J. Garchik                      Gotham Golf Partners, L.P.                May 1997 - current, Executive
Senior Vice President,                  575 East Chocolate Avenue,                Committee Member, Gotham Golf
Treasurer and Director                  Hershey, PA 17033                         Partners, L.P., which is engaged
                                        (717) 312-1355                            in the acquisition, ownership and
                                                                                  management of golf courses.  Mr.
                                                                                  Garchik was Chief Executive
                                                                                  Officer from May 1997 to February
                                                                                  2002 and has been Senior Vice
                                                                                  President and Treasurer since
                                                                                  January 2000.

                                        SJM Partners, Inc.                        January 1997 - current, President
                                        9001 Congressional Court                  of SJM Partners, which provides
                                        Potomac, MD  20854                        real estate consulting services
                                        (301) 299-8616                            and is involved in real estate
                                                                                  development projects.

                                        The Evans Company                         1987 - current, President of The
                                        1930 Isaac Newton Square W.               Evans Company, which is involved
                                        Reston, VA 20190                          in real estate developments
                                        (703) 467-8222                            projects.
--------------------------------------- ----------------------------------------- -----------------------------------
                                        New River Valley Radio Partners and       January 1997 - current, Managing
                                        Bay Media Radio Partners LLC              Member of New River Valley Radio
                                        1930 Isaac Newton Square W.               Partners, which owns and manages
                                        Reston, VA  20190                         a radio station.  Mr. Garchik was
                                        (703) 467-8222                            also Managing Member of Bay Media
                                                                                  Radio Partners LLC, which owns and
                                                                                  manages a radio station and a cable
                                                                                  television business.

                                        East Coast Storage LLC                    September 1998 - current,
                                        1930 Isaac Newton Square W.               Managing Member, East Coast
                                        Reston, VA  20190                         Storage LLC, which develops, owns
                                        (703) 467-8222                            and operates self storage
                                                                                  facilities.

                                        Gotham Partners, L.P.                     July 1999 - current, Consultant
                                        10 East 42nd Street, 18th Floor           to Gotham Partners, L.P.
                                        New York, NY  10017                       regarding certain investments.
--------------------------------------- ----------------------------------------- -----------------------------------

--------------------------------------- ----------------------------------------- -----------------------------------
John Caporaletti                        Florida Golf Properties, Inc.             January 2000 - current, President
President and Chief Operating Officer   c/o Gotham Golf Partners, L.P.            and Chief Operating Officer of
                                        575 East Chocolate Avenue,                Gotham Golf Partners, L.P., which
                                        Hershey, PA 17033                         is engaged in the acquisition,
                                        (717) 312-1355                            ownership and management of golf
                                                                                  courses; August 1997 - January
                                                                                  2000, Vice President, of Gotham
                                                                                  Golf Partners, L.P.
--------------------------------------- ----------------------------------------- -----------------------------------
William F. Leahy                        Florida Golf Properties, Inc.             October 2000 - current, Vice
Secretary                               c/o Gotham Golf Partners, L.P.            President and General Counsel of
                                        16850 Sudley Road                         Gotham Golf Partners, L.P., which
                                        Centreville, VA 20120                     is engaged in the acquisition,
                                        (703) 520-4216                            ownership and management of golf
                                                                                  courses.

                                        Hale and Dorr LLP                         1985 - October 2000, Senior
                                        The Willard Office Building               Partner of Hale and Dorr LLP, a
                                        1455 Pennsylvania Avenue, N.W.            law firm.
                                        Washington, DC 20004
--------------------------------------- ----------------------------------------- -----------------------------------
Michael S. Armel                        Florida Golf Properties, Inc.             June 1998 - current, Vice
Vice President                          c/o Gotham Golf Partners, L.P.            President of Gotham Golf
                                        575 East Chocolate Avenue,                Partners, L.P., which is engaged
                                        Hershey, PA 17033                         in the acquisition, ownership and
                                        (717) 312-1355                            management of golf courses.

                                        Fore Golf Services                        October 1996 - June 1998,
                                        10688-C Crestwood Drive                   Executive Vice President of Fore
                                        Manassas, VA 20109                        Golf Services, a golf course
                                                                                  ownership and management company.
--------------------------------------- ----------------------------------------- -----------------------------------

--------------------------------------- ----------------------------------------- -----------------------------------
Andrew C. Bonus                         Florida Golf Properties, Inc.             March 1998 - current, Vice
Vice President                          c/o Gotham Golf Partners, L.P.            President of Gotham Golf
                                        575 East Chocolate Avenue,                Partners, L.P., which is engaged
                                        Hershey, PA 17033                         in the acquisition, ownership and
                                        (717) 312-1355                            management of golf courses.

                                        KSL Fairways                              December 1993 - February 1998,
                                        9540 Center Street                        Regional Manager of KSL Fairways,
                                        Suite 200                                 a golf course ownership and
                                        Manassas, VA 20110                        management company.
--------------------------------------- ----------------------------------------- -----------------------------------

(c) (3) - (5) None of the persons described in this paragraph (c) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). None of the persons described in this paragraph (c) was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. With the exception of Peter Frost, who is a citizen of the United Kingdom, each of the persons described in this paragraph (c) is a citizen of the United States of America.

ITEM 4.  TERMS OF THE TRANSACTION

Item 1004 of Regulation M-A.

(a) The information contained in the sections entitled "SUMMARY - The Proposed Transaction," "THE PROPOSED TRANSACTION," "COMPARISON OF SHAREHOLDER RIGHTS," and "REQUIRED VOTE FOR THE PROPOSED TRANSACTION" in the Form S-4 is incorporated herein by this reference.

(c) The terms of the Merger treat the holders of the Common Shares differently from the holders of the Company's Series A Cumulative Convertible Redeemable Preferred Shares of Beneficial Interest, Liquidation Value $25.00 per share and holders of the Company's 8.875% Senior Notes, due September 15, 2003 (such notes the, "Senior Notes"). Information contained in the sections entitled "THE PROPOSED TRANSACTION " and "THE MERGER AGREEMENT" in the Form S-4 is incorporated herein by this reference.

(d) The information contained in the section entitled "THE PROPOSED TRANSACTION
- No Dissenters' Rights Or Appraisal Rights" in the Form S-4 is incorporated herein by this reference.

(e) None.

(f) The information contained in the section entitled "THE MERGER AGREEMENT - Market Listing" in the Form S-4 is incorporated herein by this reference. In addition, GGC is currently in discussions with national securities exchanges regarding the feasibility of listing all of its securities, other than the Senior Notes which it will assume pursuant to the Merger Agreement, on a national securities exchange or authorized to be traded on an automated quotation system operation by a national securities association.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 1005 of Regulation M-A.

(a),(b) and (c)  None.

(e) The information contained in the sections entitled "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS - Registration Rights Agreement With Gotham Partners" and "THE VOTING AGREEMENT" in the Form S-4 is incorporated herein by this reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Item 1006 of Regulation M-A.

(c) (1) - (8) The information contained in the sections entitled "THE PROPOSED TRANSACTION," "THE MERGER AGREEMENT" and "GOTHAM GOLF CORP" in the Form S-4 is incorporated herein by this reference.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Item 1013 of Regulation M-A.

(a) The information contained in the sections entitled "THE PROPOSED TRANSACTION
- Background," "THE PROPOSED TRANSACTION - Consideration of the Proposed Terms," "THE PROPOSED TRANSACTION - Recommendation of the Special Committee," "THE PROPOSED TRANSACTION - Recommendation of the First Union Board of Trustees," "THE PROPOSED TRANSACTION - Fairness of the Proposed Transaction" and "THE PROPOSED TRANSACTION - The Gotham Parties' Reasons for the Proposed Transaction and Determination of Fairness" in the Form S-4 is incorporated herein by this reference.

(b) and (c) The information contained in the section entitled "THE PROPOSED TRANSACTION - Background" in the Form S-4 is incorporated herein by this reference.

(d) The information contained in the sections entitled "THE PROPOSED TRANSACTION-Background," "THE PROPOSED TRANSACTION - Material Federal Income Tax Consequences to U.S. Holders," "THE PROPOSED TRANSACTION - Material Federal Income Tax Consequences to Non-U.S. Holders," "THE PROPOSED TRANSACTION - Tax Considerations Relating to the Notes," and "UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS FOR GGC" and "THE MERGER AGREEMENT" in the Form S-4 is incorporated herein by this reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION

Item 1014 of Regulation M-A.

(a) -The information contained in the sections entitled "THE PROPOSED TRANSACTION - Background," "THE PROPOSED TRANSACTION - Recommendation of the Special Committee," "THE PROPOSED TRANSACTION - Fairness of the Proposed Transaction,"

"THE PROPOSED TRANSACTION - Recommendation of First Union's Board of Trustees" and "THE PROPOSED TRANSACTION - The Gotham Parties' Determination of Fairness" in the Form S-4 is incorporated herein by this reference.

(b) The information contained in the sections entitled "THE PROPOSED TRANSACTION
- Fairness of the Proposed Transaction" and "THE PROPOSED TRANSACTION - The Gotham Parties' Determination of Fairness" in the Form S-4 is incorporated herein by this reference.

(c) The information contained in the section entitled "THE SPECIAL MEETING-Vote Required for Approval of the Merger Agreement" in the Form S-4 is incorporated herein by this reference.

(d) The information contained in the section entitled "THE PROPOSED TRANSACTION-Background" in the Form S-4 is incorporated herein by this reference.

(e) The information contained in the section entitled "THE PROPOSED TRANSACTION-Recommendation of First Union's Board of Trustees" in the Form S-4 is incorporated herein by this reference.

(f) None.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

Item 1015 of Regulation M-A.

(a) - (c) The information contained in the sections entitled "THE PROPOSED TRANSACTION - Background" and "THE PROPOSED TRANSACTION - Opinion of the Special Committee's Financial Advisors" in the Form S-4 is incorporated herein by this reference.

ITEM 10.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 1007 of Regulation M-A.

(a) - (d) The information contained in the section entitled "FINANCING; SOURCE AND AMOUNT OF FUNDS" in the Form S-4 is incorporated herein by this reference. If the holders of Company Common Shares elect to receive cash consideration, and there are no reductions in the merger consideration paid as part of the Merger (including, without limitations, those deductions described in the section entitled "THE MERGER AGREEMENT" in the Form S-4, which is incorporated herein by this reference), the total amount of funds paid to holders of Company Common Shares is expected to be approximately $81.8 million. If the holders of Company Common Shares elect to receive securities rather than cash consideration they could receive debt securities with a total face amount of $20 million and common stock of approximately $41.8 million, and the balance of their consideration, if any, in cash. There are no conditional financing arrangements or alternative financing arrangements for the proposed transaction. The currently estimated fees and expenses for the proposed transaction are as follows: (1) filing fees - $12,988; (2) legal fees - $5.8 million; (3) financial advisory fees - $1.7 million; (4) accounting fees - $1.7 million; (5) solicitation expenses - $70,000; (6) printing costs - $235,000; (7) appraiser's fees - $20,000 and (8)
administrative expenses - $250,000. In addition, the information contained in the section entitled "THE MERGER AGREEMENT - Expense Reimbursement" in the Form S-4 is incorporated herein by this reference.

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Item 1008 of Regulation M-A.

(a) The information contained in the section entitled "SECURITY OWNERSHIP OF TRUSTEES AND OFFICERS, CERTAIN BENEFICIAL OWNERS, CONTROLLING PERSONS AND EXECUTIVE OFFICERS AND DIRECTORS OF PERSONS ULTIMATELY IN CONTROL OF THE COMPANY" in the Form S-4 is incorporated herein by this reference.

(b) None.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION

Item 1012 of Regulation M-A.

(d) The information contained in the section entitled "THE VOTING AGREEMENT" in the Form S-4 is incorporated herein by this reference.

(e) The information contained in the section entitled "THE PROPOSED TRANSACTION-Recommendation of First Union's Board of Trustees" in the Form S-4 is incorporated herein by this reference.

ITEM 13.  FINANCIAL STATEMENTS

Item 1010 of Regulation M-A.

(a) and (b) The information contained in the section entitled "FINANCIAL STATEMENTS" in the Form S-4 is incorporated herein by this reference.

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Item 1009 of Regulation M-A.

(a) The information contained in the section entitled "THE SPECIAL MEETING-Solicitation of Proxies" in the Form S-4 is incorporated herein by this reference.

(b) None.

ITEM 15.  ADDITIONAL INFORMATION

Item 1011 of Regulation M-A.

(b) The information contained in the Form S-4 is incorporated herein by this reference.

ITEM 16.  EXHIBITS

(a) (2) (A) Proxy Statement-Prospectus of the Company and GGC. Incorporated herein by reference to the separate filing on Form S-4 made concurrently herewith.

(a) (2) (B) Joint Press Release of the Company and Gotham Partners, L.P., dated February 14, 2002.

(a) (2) (C) Form of Proxy.

(b) Not applicable.

(c) (1) Fairness Opinion of Duff & Phelps LLC as filed in the Form S-4.

(c) (2) Duff & Phelps LLC's Fairness Analysis to the Special Committee of the Board of Trustees of First Union Real Estate Equity and Mortgage Investments, the Trustee of the FUMI Share Trust and the Board of Directors of First Union Management, Inc., dated as of February 12, 2002.

(c) (3) Duff & Phelps LLC's Liquidation Analysis to the Board of Trustees of First Union Real Estate Equity and Mortgage Investments, dated as of January 18, 2002.

(c) (4) Duff & Phelps LLC's Draft Valuation Analysis of GGC, dated August 21, 2001.

(c) (5) Cushman & Wakefield of Texas, Inc.'s Complete Appraisal of Real Property, Park Plaza Mall, dated May 10, 2001.

(c) (6) Memorandum by US Bancorp Libra to Daniel Altobello, dated April 17,
2001.

(d) Voting Agreement, dated February 13, 2002. Incorporated by reference to the separate filing on Form S-4 made concurrently herewith.

(f) None.

(g) None.

SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 13, 2002

                                          FIRST UNION REAL ESTATE EQUITY AND
                                          MORTGAGE INVESTMENTS

                                          By: /s/ Daniel J. Altobello
                                              ----------------------------------
                                                  Daniel J. Altobello
                                                  Trustee


                                          GOTHAM GOLF CORP

                                          By: /s/ William F. Leahy
                                              ----------------------------------
                                                  William F. Leahy
                                                  President


                                          GGC MERGER SUB, INC.

                                          By: /s/ William F. Leahy
                                              ----------------------------------
                                                  William F. Leahy
                                                  President

                                          FLORIDA GOLF PROPERTIES, INC.

                                          By: /s/ John Caporaletti
                                              ----------------------------------
                                                  John Caporaletti
                                                  President

                                          GOTHAM PARTNERS, L.P.

                                          By:      Section H Partners, L.P.,
                                                   its general partner


                                          By:      Karenina Corporation
                                                   a general partner of
                                                   Section H Partners, L.P.


                                          By: /s/ William A. Ackman
                                              ----------------------------------
                                                  William A. Ackman
                                                  President

                                        GOTHAM PARTNERS III, L.P.

                                        By:      Section H Partners, L.P.,
                                                 its general partner

                                        By:      Karenina Corporation
                                                 a general partner of
                                                 Section H Partners, L.P.



                                        By:  /s/ William A. Ackman
                                            ----------------------------------
                                                 William A. Ackman
                                                 President


                                        SECTION H PARTNERS, L.P.

                                        By:      Karenina Corporation
                                                 a general partner of
                                                 Section H Partners, L.P.



                                        By:  /s/ William A. Ackman
                                            ----------------------------------
                                                 William A. Ackman
                                                 President


                                        KARENINA CORPORATION



                                        By:  /s/ William A. Ackman
                                            ----------------------------------
                                                 William A. Ackman
                                                 President


                                        DPB CORP.



                                        By:  /s/ David P. Berkowitz
                                            ----------------------------------
                                                 David P. Berkowitz
                                                 President


                                        GOTHAM HOLDINGS II, L.L.C.

                                        By:      Gotham Holdings Management LLC,
                                                 the Manager



                                        By:  /s/ William A. Ackam
                                            ----------------------------------
                                                 William A. Ackam
                                                 Senior Managing Member

                                          GOTHAM INTERNATIONAL ADVISORS, L.L.C.



                                         By:  /s/ William A. Ackman
                                            ----------------------------------
                                                  William A. Ackman
                                                  Senior Managing Member

                                  EXHIBIT INDEX

Exhibit No.                Description
-----------------------------------------------------------------------------------------------------------------------
(a) (2) (A)      Proxy Statement-Prospectus of the Company and GGC.  Incorporated by reference to the separate filing on Form S-4 made concurrently herewith.

(a) (2) (B)      Joint Press Release of the Company and Gotham Partners, L.P., dated February 14, 2002.
                 Incorporated by reference to the Company's filing on Form 8-K filed February 14, 2002.

(a) (2) (C)      Form of Proxy.  Incorporated by reference to the separate filing on Form S-4 made concurrently herewith.

(c) (1)          Fairness Opinion of Duff & Phelps LLC.  Incorporated by reference to the separate filing on Form
                 S-4 made concurrently herewith.

(c) (2)          Duff & Phelps LLC's Fairness Analysis to the Special Committee of the Board of Trustees of First
                 Union Real Estate Equity and Mortgage Investments, the Trustee of the FUMI Share Trust and the
                 Board of Directors of First Union Management, Inc., dated as of February 12, 2002.

(c) (3)          Duff & Phelps LLC's Liquidation Analysis to the Board of Trustees of First Union Real Estate
                 Equity and Mortgage Investments, dated as of January 18, 2002.

(c) (4)          Duff & Phelps LLC's Draft Valuation Analysis of GGC, dated August 21, 2001.

(c) (5)          Cushman & Wakefield of Texas, Inc.'s Complete Appraisal of Real Property, Park Plaza Mall, dated
                 May 10, 2001.

(c) (6)          Memorandum by US Bancorp Libra to Daniel Altobello, dated April 17, 2001.

(d)              Voting Agreement, dated February 13, 2002.  Incorporated herein by reference to the separate filing on Form S-4 made concurrently herewith.